UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

733 San Marin Drive, Suite 2215

Novato, California 94998

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of Above Persons (Entities Only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 641,817

	8	Shared Voting Power 2,791,496

	9	Sole Dispositive Power 641,817

	10	Shared Dispositive Power 2,791,496

11	Aggregate Amount Beneficially Owned 2,791,496

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.4%

14	Type of Reporting Person IN

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,138,651

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,138,651

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned 2,138,651

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person PN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by the Reporting Persons (as defined below) with respect to the Common Stock, par value $0.01 per share, issued by Willis Lease Finance Corporation, a Delaware corporation, is hereby amended as of May 24, 2013.  Capitalized used herein and not otherwise defined shall have the meanings ascribed in the Initial 13D.

Item 1.                         Security and Issuer

Item 1 of the Initial 13D is hereby amended and restated as follows:

This statement relates to the Shares, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 773 San Marin Drive, Suite 2215, Novato, California, 94998.

Item 2.           Identity and Background

Item 2 of the Initial 13D is hereby amended and restated as follows:

(a)   This statement is filed by CFW Partners, L.P., a California limited partnership (“CFW Partners”), and Charles F. Willis, an individual.  Each of CFW Partners and Mr. Charles Willis are referred to herein as a “Reporting Person” and collectively as “Reporting Persons.”

(b)   The address of each of the Reporting Persons is 773 San Marin Drive, Suite 2215, Novato, California 94998.

(c)

(i)  CFW Partners is a limited partnership formed for the purpose of owning the stock of the Issuer.

(ii)  Mr. Charles Willis is the Chief Executive Officer of the Issuer and Chairman of the Board of Directors of the Issuer.  Mr. Charles Willis holds a one percent (1%) interest as the sole general partner of CFW Partners and an eighty percent (80%) interest as a limited partner.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic convictions or similar misdemeanors).

(e)   During the last five years none of the Reporting Persons (1) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or (2) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Charles Willis is a citizen of the United States of America.

Item 3.                         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

April 9, 2013:  Mr. Charles Willis acquired 65,000 Shares pursuant to a restricted stock bonus grant at a price per share of $14.40.  The Shares are scheduled to vest over a period of four years

Item 4.                         Purpose of the Transaction

Item 4 is hereby amended to add the following:

April 9, 2013:  Mr. Charles Willis acquired 65,000 Shares pursuant to a restricted stock bonus grant at a price per share of $14.40.  The Shares are scheduled to vest over a period of four years.

Item 5.                         Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

April 9, 2013

(a)   The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,791,496 Shares, representing approximately 31.4% of the Issuer’s outstanding Shares (based upon the 8,819,130 Shares stated to be outstanding as of May 3, 2013 by the Issuer in the Issuer’s Form 10-Q filed for the annual period ending March 31, 2013).

(b)   For purposes of this Schedule 13D:

•                  CFW Partners has sole voting power and sole dispositive power over 2,138,651 Shares.

•                  Mr. Charles Willis has sole voting power and sole dispositive power over 647,817 Shares, which includes 59,000 options to purchase Shares.  Mr. Charles Willis may also have been deemed to have shared voting power and shared dispositive power with respect to (i) 5,514 Shares held under an account in the name of Charles F. Willis, V, over which Mr. Charles Willis is the custodian and (ii) 5,514 Shares held in a joint tenancy account with a family member of Mr. Charles Willis who did not live in the same household.

(c)   No transactions with respect to the Shares were effected during the 60 days preceding April 9, 2013.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise, (ii) dispose of any or all of their Securities in the open market or otherwise, or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended and restated as follows:

None.

Item 7.                         Materials to be Filed as Exhibits

1.         Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 24, 2013

CFW PARTNERS, L.P.

By:	/s/Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

/s/Charles F. Willis, IV
Charles F. Willis, IV

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a California limited partnership and Charles F. Willis, IV, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 24th day of May, 2013.

CFW PARTNERS, L.P.

By:	/s/Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

/s/Charles F. Willis, IV
Charles F. Willis, IV